UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 7, 2022, on the recommendation of the Audit Committee of Olink Holding AB (publ) (the “Company”) and the Board of Directors and after a proposal by the Nomination Committee, by vote of the shareholders of the Company at the Annual General Meeting, ÖhrlingsPricewaterhouseCoopers AB (“PWC”) was dismissed as the Company’s independent registered public accounting firm effective as of such date.

During the recent fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through March 7, 2022, there were “reportable events” as that term is defined in Item 16F(a)(1)(v)(A)-(D) of the Company’s Form 20-F, as follows: material weaknesses were identified that related to (i) our technology access and change control environment not supporting an efficient or effective internal controls framework, (ii) lack of documented policies and procedures in relation to our entity level controls and (iii) inadequate documentation of procedures and segregation of duties in the record to report process.

The audit reports of PWC on the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company requested that PWC furnish it with a letter addressed to the SEC stating whether or not it agrees with the statements related to the three paragraphs above. A copy of such letter, dated March 17, 2022, was filed as Exhibit 15.2 to the Company’s Form 20-F and is incorporated by reference herein.

On April 7, 2022, on the recommendation of the Company’s Audit Committee and Board of Directors and after a proposal by the Nomination Committee, by vote of the shareholders of the Company at the Annual General Meeting, Ernst & Young AB (“EY”) was appointed as the Company’s independent registered public accounting firm for the year ending December 31, 2022, to serve until the conclusion of the 2023 Annual General Meeting.

During the two most recent fiscal years and any subsequent interim period preceding such engagement, neither the Company nor anyone on its behalf, consulted with EY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company that concluded EY was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)) as defined in Regulation S-K.

Exhibit No.	Description

99.1	Letter from ÖhrlingsPricewaterhouseCoopers AB to the U.S. Securities and Exchange Commission dated March 17, 2022 (incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: April 7, 2022